Rule 424(b)(3)
Registration No. 333-121067

PRICING SUPPLEMENT NO. 65/A dated January 25, 2006

to Prospectus Supplement dated May 18, 2005

and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PE31

ISIN:	US52517PE315

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

	Total	Per Note
Issue Price:	$5,000,000	100%
Agent’s Commission:	$0	0%
Proceeds to Lehman Brothers Holdings:	$5,000,000	100%

The Notes will be issued in an aggregate principal amount of $5,000,000 and will be a further issuance of, and will form a single tranche with, the $5,000,000 aggregate principal amount of Medium-Term Notes, Series H, due February 24, 2021, that Lehman Brothers Holdings will issue on February 24, 2006.  The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche.  The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $10,000,000.

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issue Date:	February 24, 2006

Stated Maturity Date:

February 24, 2021, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other: _________________

☒	Fixed Rate Note

Interest Rate per Annum:	8.0%, subject to the “Interest Accrual” provision described below.

☐ Floating Rate Note	☐ CD Rate
☐ Floating Rate Note
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ Other: See “Interest Rate per Annum” below

Spread:	Not applicable

Initial Interest Rate:	Not applicable

Minimum Rate:	Not applicable

Maximum Rate:	Not applicable

Interest Reset Dates:	Daily, commencing on February 24, 2006

Interest Payment Dates:

Each February 24, May 24, August 24, and November 24, commencing on May 24, 2006, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Accrual:

From February 24, 2006 until the Stated Maturity Date, interest will accrue on each day on which 6-Month LIBOR for the relevant LIBOR Observation Date is within the applicable LIBOR Range. If the value of 6-Month LIBOR (stated as a percent per annum) on the relevant LIBOR Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest Rate per Annum. If, however, the value of 6-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day. See “Risk Factors” below for certain relevant considerations.

6-Month LIBOR:

For any LIBOR Observation Date, the offered rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page 3747 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Interest Rate Calculation Agent will determine LIBOR in the manner described in the Prospectus Supplement.

LIBOR Range:	Period	LIBOR
	Original Issue Date-Stated Maturity	0% (minimum) to
	Date	7.0% (maximum)

LIBOR Observation Date:

With respect to each day that is a London business day that does not occur during the LIBOR Suspension Period, that London business day. With respect to each day that is not a London business day not occurring during the LIBOR Suspension Period, the last preceding London business day. With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation

Date will be the last London business day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:	The period beginning on the fifth New York and London business day prior to but excluding each Interest Payment Date (including the Stated Maturity Date).

Adjusted:	☐ Yes ☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing

Optional Redemption:

The Notes may be redeemed at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on May 24, 2006.  Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes.  See “Risk Factors” generally in the prospectus supplement dated May 18, 2005.  The interest rate on the Notes will be fixed, subject to the “Range Accrual Provision” described above.  Investors should consider the risk that the “Range Accrual Provision” applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings Inc. at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more London Business Days during the applicable period, in which event no interest will accrue for the related days during the period.  As a result, less interest may be payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings Inc. at the same time.  The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.  The table presented below under “Historical Levels of 6-Month LIBOR” illustrates the variability of that rate:

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings Inc., including the level and direction of interest rates, the Range Accrual Provision applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings Inc. to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments.

The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below.  The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Historical Levels of 6-Month LIBOR

Hypothetical LIBOR Observation Date	6-Month LIBOR (%)	Hypothetical LIBOR Observation Date	6-Month LIBOR (%)

11/24/2005	4.35	2/24/1995	6.438
8/24/2005	4.05	11/24/1994	6.312
5/24/2005	3.51	8/24/1994	5.312
2/24/2005	3.13	5/24/1994	5
11/24/2004	2.597	2/24/1994	4
8/24/2004	1.98	11/24/1993	3.5
5/24/2004	1.59	8/24/1993	3.438
2/24/2004	1.17	5/24/1993	3.438
11/24/2003	1.23	2/24/1993	3.312
8/25/2003	1.201	11/24/1992	3.938
5/26/2003	1.21	8/24/1992	3.562
2/24/2003	1.34	5/25/1992	4.125
11/25/2002	1.48	2/24/1992	4.5
8/26/2002	1.8	11/25/1991	4.938
5/24/2002	2.11	8/26/1991	5.875
2/25/2002	2.04	5/24/1991	6.188
11/26/2001	2.221	2/25/1991	6.875
8/24/2001	3.52	11/26/1990	8
5/24/2001	4.042	8/24/1990	8.438
2/26/2001	5.04	5/24/1990	8.5
11/24/2000	6.7	2/26/1990	8.312
8/24/2000	6.816	11/24/1989	8.125
5/24/2000	7.041	8/24/1989	8.938
2/24/2000	6.35	5/24/1989	9.438
11/24/1999	6.036	2/24/1989	10.312
8/24/1999	5.888	11/24/1988	9.25
5/24/1999	5.176	8/24/1988	9
2/24/1999	5.09	5/24/1988	7.812
11/24/1998	5.128	2/24/1988	6.875
8/24/1998	5.688
5/25/1998	5.777
2/24/1998	5.656
11/24/1997	5.906
8/25/1997	5.844
5/26/1997	5.938
2/24/1997	5.562
11/25/1996	5.531
8/26/1996	5.688
5/24/1996	5.562

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings Inc. believes that the Notes provide for interest at an “objective rate” and therefore constitute “variable rate debt instruments.” Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with this treatment of the Notes, and it is possible that the IRS could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the Notes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations. See “United States Federal Income Tax Consequences—Debt Securities—Consequences to United States Holders” in the Prospectus.

UNDERWRITING

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase, the principal amount of the Notes.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings Inc. has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings Inc. or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings Inc.’s other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Agent has represented and agreed, and any other Agent appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the “Program”), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a)                                  in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)                                 at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)                                  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)                                 at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agent appointed under the Program will be required to represent and agree, that:

(a)                                  in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c)                                  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this Pricing Supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.